Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

CCNB-Getty Media Filing – Craig Peters Cheddar TV Interview 12.13.21

Ken Buffa, Cheddar TV:

Stock in editorial image marketplace Getty Images is making its public debut through a SPAC merger with CC Neuberger Principal Holdings II. This will give the image sharing platform an enterprise value of $4.8 billion. Once the transaction is closed, Getty’s newly-formed parent company will become publicly traded, and its common stock will be listed on the New York Stock Exchange under the ticker symbol of GETY. Keep in mind, this is the second time Getty will be a publicly traded company. It was previously taken private in 2008. Joining me now is Craig Peters, CEO of Getty Images, and Craig congrats on the merger, first off. So tell me, why is now the right time to go public?

Craig Peters, Getty Images:

Well, first off, thank you for having me, thank you for being a customer, as Cheddar is a customer of Getty Images, and I did my best to represent the metaverse, building on the prior interview, so I’m coming to you today from the metaverse, leveraging some of our great imagery. But you know the question why now—it's fairly simple. We feel really good about the company’s performance. We feel we have great opportunities ahead of us to continue that performance. We really found a partner in CC Neuberger, which is a combination of Neuberger Berman and CC Capital, and the commitments that they were willing to make as far as this transaction. This transaction includes $800 million worth of guaranteed capital into the business. So, those combinations you know give us the confidence to go ahead and proceed, and come back, take what is it a great company in my view and a great brand back to the public market.

Ken Buffa, Cheddar TV:

What are some things you are planning to invest with that kind of capital coming in?

Craig Peters, Getty Images:

Well, really, we’re going to pay down debt that sits against this business. As a private company we had higher levels of leverage. That's going to really enable a lot of additional free cash flow and financial flexibility into the businesses. It’s going to allow us to just invest more aggressively into the business to accelerate what was already accelerating growth.

Ken Buffa, Cheddar TV:

Now Getty took a bit of a hit during the pandemic when events where paused, and now that events are reopening and open is business improving and where are you looking for growth opportunities?

Craig Peters, Getty Images:

Yeah, well I think first off, I would say we've fared well during the pandemic. So, in 2020, while we did see some impacts to our sport and entertainment business within editorial, the balance of business grew. And we actually grew over the second half of last year. And accelerating growth this year— we're growing not only relative to a 2020 compare, but relative to a 2019 compare. And as things like entertainment—just showing a great image—continues to come back, we're only seeing that add in to our growth as you look into 2022.

Ken Buffa, Cheddar TV:

Now how this SPAC merger help Getty maintain both its legacy library of content and also evolve with technology and media.

Craig Peters, Getty Images:

Well, you know really—again, this is about just enabling us to be more aggressive in what we've already been doing. So, you know, we sit in an incredibly visual world and Getty Images’ job is to help businesses, basically, compete for attention in that world and connect with audiences, and so we're excited to continue to do what we've been focused in on. And that starts, to your point, with a great fundamental library of content, and we're constantly adding to that, not just in terms of our archive, but we're adding to that in terms of our coverage, and then we're bringing really great expertise and new creative content to allow brands to promote their products and services etcetera. And, so we expect to continue to do that. We've recently signed as the official photographer of Formula 1 earlier this year. We added NBC News’ archive last year. We made an acquisition in Unsplash which takes us out into the creative long tail economy, and all those things we just expect to do more of as we come back to the public markets with reduced leverage.

Ken Buffa, Cheddar TV:

We're talking about new venues, new ventures and the potential for digital assets seems to be only growing as NFTs now taking up a large space are becoming more popular. So is Getty getting in on NFTs—and you mentioned your backdrop—or even the universe in this case?

Craig Peters, Getty Images:

Well, I think one of the things that I have a belief in, and I think it's held to overtime for thousands of years, which is whether you're in a cave or you’re in the metaverse, imagery is important, right? We use pictures to tell stories, we have affinity to items, and the passions around things like sport and music and others. And so I think the relevance of our of our imagery and of our library is incredibly relevant as we move into the metaverse or we start thinking about in NFTs. And our job will be to be substantive in that and how we build a business around it and add to the growth of Getty Images. You know, we're a substantive business, we try to build real strategies, build real revenues, real profits, and we’ll take a very pragmatic approach to these opportunities. But we fundamentally believe that the imagery is going to be him going forward as it has been for thousands of years.